SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2009
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4 th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
CNPJ [National Register of Legal Entities] No. 02.808.708/0001-07
NIRE [Corporate Registration Identification Number] No. 35.300.157.770

Minutes of the Meeting of the Board of Directors of Companhia de Bebidas das Américas – AmBev (the “Company”), held on June 29, 2009, drawn up in summary form.

1.	Date, time and venue: On June 29, 2009, starting at 3:00 p.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor.

2.
Attendance: Messrs. Victório Carlos De Marchi and Carlos Alves de Brito, co-Chairmen, and Messrs. Marcel Herrmann Telles, Roberto Moses Thompson Motta, Vicente Falconi Campos, Roberto Herbster Gusmão, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite and Luiz Fernando Ziegler de Saint Edmond.

3.	Board: Chairman: Victório Carlos De Marchi; Secretary: Lucas Machado Lira.

4.	Resolutions: It was unanimously and unrestrictedly resolved by the Directors who attended the meeting:

4.1. Ratification of the Capital Increase. To verify the subscription and paying-up, by the shareholders of the Company, of 282,765 new ordinary shares and 455,906 new preferred shares issued pursuant to the General Shareholders’ Meeting held on April 28, 2009, representing, therefore, an increase in the capital stock of the Company in the amount of R$65,930,825.56.  As a result of such resolution , the capital stock of the Company is now of R$6,812,666,350.25, divided into 616,867,631 shares, being 346,594,572 common shares and 270,273,059 preferred shares.  The new shares will participate, in equal conditions to other shares in all benefits and advantages that may be declared as of the date hereof.

4.2. Distribution of dividends and interest on own capital. To approve, based on the results for the period ended March 31, 2009, in accordance with the extraordinary balance sheet of the same date, the distribution of (i) dividends, to be attributed to minimum mandatory dividends for 2009, at R$0.78 per common share and R$0.858 per preferred share, without withholding income tax, pursuant to applicable law; and (ii) interest on own capital (“IOC”), to be attributed to minimum mandatory dividends for 2009, at R$0.38 per common share and R$0.418 per preferred share.  The distribution of IOC shall be taxed pursuant to applicable law, which shall result in a net distribution of IOC of R$0.323 per common share and R$0.3553 per preferred share.

4.2.1. The aforementioned payments shall be made as from July 31, 2009, without any monetary adjustment, subject to the approval by the next Annual General Meeting.  The record date shall be July 3, 2009 for Bovespa shareholders and July 8, 2009 for ADR holders.  Shares and ADRs shall be traded ex-dividends as from July 6, 2009.

4.2.2. The net amount to be distributed as dividends and IOC shall be of R$1.103 per common share and R$ 1.2133 per preferred share.

5.
Closure: With no further matters to be discussed, the present Minutes were drawn up and, after being read and approved by all of the members of the Company’s Board of Directors who attended the meeting, were duly executed.

São Paulo, June 29, 2009.

/s/ Victório Carlos De Marchi	/s/ Carlos Alves de Brito

/s/ Marcel Herrmann Telles	/s/ Roberto Moses Thompson Motta

/s/ Vicente Falconi Campos	/s/ Roberto Herbster Gusmão

/s/ José Heitor Attilio Gracioso	/s/ Luis Felipe Pedreira Dutra Leite

/s/ Luiz Fernando Ziegler de Saint Edmond	/s/ Lucas Machado Lira Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2009

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Nelson José Jamel
Nelson José Jamel Chief Financial and Investor Relations Officer